

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2021

Joseph Ladin
Chief Executive Officer
Sun Kissed Industries, Inc.
2485 E Sunrise Blvd, 201A
Fort Lauderdale, FL 33304

> **Re: Sun Kissed Industries, Inc.**
> **Post-qualification Amendment No. 1 to Form 1-A**
> **Filed January 11, 2021**
> **File No. 024-10991**

Dear Mr. Ladin:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-qualification Amendment No. 1 to Form 1-A filed January 11, 2021

Executive Compensation, page 41

1. Please provide your executive compensation information as of December 31, 2020, rather than December 31, 2019, as required by Item 11 of Part II of Form 1-A.

Principal Stockholders, page 44

2. We note that the information in the beneficial ownership table is provided as of November 20, 2020. Please revise the table to provide the information as of the most recent practicable date, as required by Item 12 of Part II of Form 1-A.

General

3.   In addition to qualifying a Regulation A offering with the Commission, issuers in Tier 1 offerings must register or qualify their offering in any state in which they seek to offer or sell securities pursuant to Regulation A. Please provide a written representation confirming that at least one state has advised the company that it is prepared to qualify or register the offering.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Deanna Virginio at 202-551-4530 or Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Donnell Suares, Esq.